October 2, 2006

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commissions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Millipore Corporation

Form 10-K for the fiscal year ended December 31, 2005

Form 10-Q for the quarterly period ended July 1, 2006

File No. 1-09781

Dear Ms. Tillan,

This letter responds to comments concerning the above referenced filings by Millipore Corporation (“Millipore”) in your letter dated August 30, 2006. For ease of reference, we have recited each comment and provided responses to each comment immediately thereafter.

Form 10-Q for the Quarterly Period Ended July 1, 2006

Financial Statements, page 3

Note 10, Debt, page 12

Comment #1: Please refer to prior comment 6. Please respond to the following comments regarding your evaluation of the accounting for the 3.75% convertible senior notes due 2026.

•	We note from your response that you “concluded that all of the conversion options qualify for the scope exception of SFAS No. 133, except for the conversion option upon satisfaction of trading price condition.” Based upon your response, it appears that you separately evaluated each of the contingent events that could cause conversion of the debt as separate embedded features and not as a single conversion option. Please explain why you believe that each of the contingencies represents a separate embedded derivative that is evaluated under SFAS 133 and not a single conversion option. Discuss whether or not these are separate conversion features that are separately exercisable.

•	Please tell us how the make-whole premium is calculated and whether or not the amount would be settled in a variable number of shares. Discuss how you considered paragraphs 12-32 of EITF 00-19 in determining whether or not the feature would be classified in equity if it were freestanding.

Response to Comment #1: Regarding the Staff’s first comment above, we considered each conversion feature as a separate embedded derivative because each feature represents a different conversion trigger that is separately exercisable under different circumstances. Additionally, each conversion feature meets the definition of a derivative under par. 6 and par. 12 of SFAS No. 133 and each is embedded in the convertible note, which is the host contract.

Regarding the Staff’s second comment above, please note the following:

Method of Calculation for the Make-whole Premium:

A holder that surrenders the convertible notes for conversion in connection with a “make-whole fundamental change” that occurs before December 1, 2011 may be entitled to an increased conversion rate (the “Make-whole Premium”). This Make-whole Premium is calculated by reference to the table below and will result in a variable number of shares to be issued.

Number of additional shares

(per $1,000 principal amount of notes)

Applicable Stock price	June 6, 2006	June 1, 2007	June 1, 2008	June 1, 2009	June 1, 2010	June 1, 2011	December 1, 2011
$ 64.65	4.63	4.78	4.63	4.48	4.39	4.48	—
$ 70.00	3.97	4.07	3.87	3.66	3.46	3.35	—
$ 75.00	3.48	3.53	3.31	3.05	2.77	2.49	—
$ 80.00	3.07	3.10	2.85	2.56	2.23	1.81	—
$ 85.00	2.73	2.74	2.48	2.17	1.80	1.29	—
$ 90.00	2.45	2.44	2.17	1.86	1.47	0.91	—
$ 95.00	2.21	2.19	1.92	1.61	1.21	0.64	—
$100.00	2.01	1.98	1.71	1.40	1.01	0.45	—
$105.00	1.83	1.80	1.54	1.24	0.86	0.33	—
$110.00	1.68	1.65	1.40	1.10	0.74	0.26	—
$115.00	1.55	1.52	1.27	0.99	0.64	0.21	—
$120.00	1.44	1.40	1.17	0.89	0.57	0.18	—
$125.00	1.34	1.30	1.08	0.82	0.51	0.16	—
$130.00	1.26	1.22	1.00	0.75	0.47	0.15	—
$135.00	1.18	1.14	0.94	0.70	0.43	0.14	—
$140.00	1.11	1.08	0.88	0.65	0.40	0.13	—
$145.00	1.05	1.02	0.83	0.61	0.37	0.13	—
$150.00	0.99	0.96	0.78	0.58	0.35	0.13	—
$155.00	0.94	0.91	0.74	0.55	0.33	0.12	—
$160.00	0.90	0.87	0.70	0.52	0.32	0.12	—
$165.00	0.85	0.83	0.67	0.49	0.31	0.11	—
$170.00	0.82	0.79	0.64	0.47	0.29	0.11	—

For example, assume that a make-whole fundamental change occurs on June 1, 2008 and the applicable price, as defined in the indenture governing the convertible notes (the “Indenture”), for our common stock is $100.00. The applicable convertible notes holder will be entitled to receive 1.71 additional shares for each $1,000 principal amount of the convertible notes tendered for make-whole fundamental change conversion.

Our Consideration of the Guidance in Paragraphs 12-32 of EITF 00-19:

We considered the Make-whole Premium feature in light of the guidance under paragraphs 12—32 of EITF 00-19 in determining whether or not the feature would be classified in equity if it were freestanding as follows:

EITF 00-19 par. #	Summary of EITF 00-19	Our Analysis

12-13	No provision under a contract could require net-cash settlement.	The Company has the option to settle the conversion premium in either cash or shares. We believe this condition is satisfied.

14-18	The contract permits the company to settle in unregistered shares.	The Indenture does not require settlement only in registered shares. We believe this condition is satisfied.

19	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.	The Company has 66.8 million shares authorized and unissued as of July 1, 2006. The maximum number of shares that may need to be issued upon the occurrence of a make-whole fundamental change is approximately 3.4 million shares. This is derived as follows for illustrative purposes only:

		Initial conversion rate:	11.0485	shares

		Additional shares when the stock price is $170.00 per share	0.82	shares

		Make-whole conversion rate per $1,000 principal amount	11.8685	shares

		Multiply by total number of convertible notes issued	565,000

		Total conversion value in shares	6,705,703

		Multiply by applicable share price	$170.00

		Total conversion value	$1,139,969,425

		Less: Principal amount to be settled in cash only	$565,000,000

		Conversion premium	$574,969,425

		Divide by applicable share price	$170.00

		Maximum shares represented by make-whole Premium	3,382,173

		We are not currently aware of any other existing commitments that would require the issuance of the Company’s authorized and unissued shares, except for approximately 7.8 million shares available for issuance under the Company’s stock incentive plans and an indeterminate number of shares that could be required under the Company’s shareholder rights plan, for which alternatives are provided for under the terms of the plan if such required amount were to exceed the unissued amount and for which share allocations would be subordinate to shares issued to settle the convertible note contract. Accordingly, we believe the Company has sufficient authorized and unissued shares available to settle the contract. Therefore, the criteria in par. 19 of EITF 00-19 is considered satisfied.

20-24	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	The Indenture states that the Company will not increase the conversion rate in the event of a make-whole fundamental change conversion if the actual applicable stock price is greater than $170.00 per share. Therefore, we concluded that this criteria is considered satisfied.

25	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	The Indenture requires the Company to file an effective shelf registration statement under the Securities Act within 180 days after issuance of the convertible notes. In the event that the Company failed to file an effective registration statement, the Company would not be required to settle the contract in cash. Therefore, we believe the condition in paragraph 25 of EITF 00-19 is satisfied.

26	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	There are no such cash payment provisions in the Indenture. Therefore, this criteria is considered satisfied.

27-28	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	Based on the Indenture, the Company will always have the option to settle the conversion premium in either cash or shares. Therefore, this criteria is considered satisfied.

29-31	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	The Make-whole Premium feature by itself does not give the convertible note holders any rights in bankruptcy claims that would rank higher than those of the holders of the Company’s common stock. Therefore, this condition is considered satisfied.

32	There is no requirement in the contract to post collateral at any point or for any reason.	No collateral requirement is included in the Indenture. Therefore, this condition is considered satisfied.

Based on the assessment above, we concluded that the Make-whole Premium feature satisfied all of the conditions in paragraphs 12 through 32 of EITF 00-19 and should be classified as equity if it were freestanding.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings described herein. We acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MILLIPORE CORPORATION

By:  /s/    Kathleen B. Allen

        Kathleen B. Allen

        Vice President and Chief Financial Officer

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